UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

May 15, 2026

Company: Mizuho Financial Group, Inc. Representative: Masahiro Kihara, President & Group CEO Head Office: 1-5-5 Otemachi, Chiyoda-ku, Tokyo Stock code: 8411 (Tokyo Stock Exchange Prime Market)

Opinion of Mizuho’s Board of Directors on Shareholder Proposal

Regarding the agenda of the 24th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2026, Mizuho Financial Group, Inc. (President & CEO: Masahiro Kihara) has received a document stating shareholders’ intentions to exercise their proposal rights. Mizuho hereby announces that, at its Board of Directors meeting held today, it has resolved to oppose the shareholder proposal.

1.	Proposing Shareholders

Joint proposal by two shareholders

2.	The Shareholder Proposal

Please refer to the Appendix.

3.	Opinion of the Board of Directors on the Shareholder Proposal and the Reasons therefor

(1)	Proposal 1 Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

The Board of Directors opposes this proposal.

This proposal would amend the Articles of Incorporation to require the disclosure of hypothetical estimates based on the assumption that Orient Corporation would become our consolidated subsidiary. However, disclosing information based on such speculative assumption could give the mistaken impression that such event will occur or that our policy has already been decided and could cause confusion or misunderstanding for our shareholders and investors.

We prepare and disclose our consolidated financial statements properly in accordance with accounting principles generally accepted in Japan, and if any material event arises, we will make timely and appropriate disclosures in accordance with applicable laws and regulations.

With respect to personnel matters, if requested by Orient Corporation, we may recommend suitable candidates from within the Mizuho group; however, final decisions on hiring and other personnel matters are made by Orient Corporation.

In addition, as the Articles of Incorporation set forth fundamental matters concerning corporate organs and operations, the Board of Directors is of the opinion that it would be inappropriate for the Articles of Incorporation to prescribe specific individual matters, such as estimates or disclosures relating to a particular listed company under the equity method.

Supplementary explanations of the opinion of the Board of Directors of Mizuho Financial Group are as described below.

1.	Fairness of the consolidated financial statements

We properly prepare our consolidated financial statements in accordance with accounting principles generally accepted in Japan. In addition, in accordance with the provisions of the Companies Act, our consolidated financial statements are audited by our independent auditors, and we have received an audit opinion in the Independent Auditor’s Report stating that our consolidated financial statements provide “a fair presentation, in all material respects,” in accordance with the aforementioned accounting principles. Furthermore, the Audit Committee prepares the Audit Report after concluding that the method and results of the audit employed and rendered by the independent auditors are fair and reasonable by, among other means, monitoring and examining whether the independent auditors maintain their independence and carry out audits in an appropriate manner. After undergoing each of these audits, our consolidated financial statements are approved by the Board of Directors and then disclosed.

2.	Basic approach to determining the scope of consolidation

Regarding the “determination of the scope of consolidation” covered by this shareholder proposal, we make a rigorous determination in accordance with, among others, the Accounting Standards Board of Japan (ASBJ) Statement No. 22 (Accounting Standard for Consolidated Financial Statements) and the Accounting Standards Board of Japan (ASBJ) Guidance No. 22 (Implementation Guidance on Determining the Scope of Subsidiaries and Affiliates in Consolidated Financial Statements).

For equity-method affiliates (including listed companies; the same applies hereinafter) in which we hold 40% or more of the voting rights, we determine whether they qualify as our consolidated subsidiaries by comprehensively considering not only our own voting-rights ownership percentage but also the aggregate ownership percentage based on the total number of voting rights held by parties closely related to us and similar parties, the proportion of our present or former officers or employees who serve or have served as members of decision-making bodies, such as the board of directors, the existence of any agreements or similar arrangements that enable us to control decisions on important financial and operating or business policies, and the existence of any facts from which it can be inferred that we control such other companies’ decision-making bodies.

3.	Inappropriateness of calculation and disclosure based on assumptions for key metrics under the Basel regulatory framework

The Basel regulatory framework is a set of internationally standardized criteria established by the Basel Committee on Banking Supervision (BCBS) to assess the soundness of the management of banks and other financial institutions. The Mizuho group currently calculates key metrics, such as the capital ratio, by complying with laws, regulations and other official documents (public notices, supervisory guidelines and Q&As) determined by the Financial Services Agency based on the Basel regulatory framework. Furthermore, we appropriately disclose these calculated metrics to our shareholders and investors through our website and other channels.

Under these circumstances, where we conduct objective and rigorous calculations and disclosures based on laws, regulations, public notices and other official documents, disclosure of estimates based on assumptions carries a risk of creating incorrect market perceptions that we have specific plans or intentions to make Orient Corporation our consolidated subsidiary.

In addition, we believe that estimates that are uncertain, and whose calculation results can vary significantly depending on the assumptions made, may be confused with properly disclosed information based on public notices and other official documents. This may hinder our shareholders and investors from making appropriate investment decisions, which could lead to confusion and misunderstanding.

(Reference)

The key metrics under the Basel regulatory framework are disclosed in the following material:

Name of material	URL

Capital Ratio Information	https://www.mizuhogroup.com/investors/financial-information?tab=capital

4.	Independence of management and the appointment and dismissal of directors at Orient Corporation

Our subsidiary Mizuho Bank administers Orient Corporation in a way that respects Orient Corporation’s management independence, and aside from matters stipulated by law and regulations, requires reporting of only essential matters following Orient Corporation’s business decisions. In addition, we exercise voting rights for the appointment and dismissal of directors in accordance with our own rules, considering also the views of the nominating committee established within Orient Corporation at that company’s discretion.

(Reference)

The status of our corporate governance framework is disclosed in the following material and on the Tokyo Stock Exchange website:

Name of material	URL

Corporate Governance Report	https://library.mizuhogroup.com/m/4cfc7b907c937dab/original/g_report-pdf.pdf

In addition, this proposal seeks to establish provisions in the Articles of Incorporation regarding individual and specific matters, such as the estimation and disclosure of treatments for listed companies under the equity method. However, a company’s articles of incorporation exist primarily to establish fundamental matters necessary for operating the company in accordance with the Companies Act and related laws and regulations, such as a company name, purposes, organs and total number of authorized shares. Given that the requested content in this proposal exceeds the scope of such general provisions, the Board of Directors is of the opinion that it would be inappropriate for the Articles of Incorporation to contain the proposed provisions as stated.

(Appendix)

The Shareholder Proposal

(The following “Details of the proposal” and “Reasons for the proposal” are English translations prepared without any substantive changes to the original text described in the form submitted by the shareholders.)

Proposal 1

Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

1.	Details of the proposal

Regarding Proposal 1 (this “Proposal to Amend the Articles of Incorporation”) below, if the approval or disapproval of this Proposal to Amend the Articles of Incorporation and other proposals at the 24th Ordinary General Meeting of Shareholders (including proposals by Mizuho Financial Group) necessitates any formal adjustments to any chapters or articles described in this Proposal to Amend the Articles of Incorporation (including, but not limited to, corrections to discrepancies in article numbers), the article pertaining to this Proposal to Amend the Articles of Incorporation shall be deemed to be replaced by the article after the necessary adjustments have been made. For detailed explanations in respect of each of the shareholder proposals listed below, please refer to https://stracap.jp/MIZUHO-ORICO/ or the link to the special website located at the top right of the Strategic Capital, Inc. website (https://stracap.jp/). Please note that, unless otherwise specified as “non-consolidated” in each of the shareholder proposals, all financial figures cited are based on the consolidated financial statements.

1.	Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

This proposal aims to prepare for a situation in which Orient Corporation (“Orico”), which is currently recognized as an equity-method affiliate of Mizuho Financial Group, becomes a consolidated subsidiary of Mizuho Financial Group regardless of its wishes and as a result of, for example, Orico’s acquisition of its treasury stock and aims to establish the following new chapter and article in the current Articles of Incorporation to require the estimation and disclosure of the values of key indicators, such as the amount of risk-weighted assets (“RWA”) under the Basel regulatory framework, in the event that Orico actually becomes a consolidated subsidiary of Mizuho Financial Group.

CHAPTER IX: Risks associated with the consolidation of Orient Corporation

Article 50. (Estimation and Disclosure of the Risks Associated with any Unintended Changes in the Scope of the Consolidation)

The Company shall estimate, at least once per fiscal year, the impact on the amount of risk-weighted assets (hereinafter referred to as “RWA”) under the Basel regulatory framework and each item of other key indicators (referring to “KM1: Key Metrics (Consolidated Bank and Holding Company)” as defined in Appended Form No. 10 of Financial Services Agency Public Notice No. 7 of 2014) in the event that Orient Corporation becomes a consolidated subsidiary of the Company and shall disclose the assumptions underlying such estimates and a summary of the results in its Corporate Governance Report covering the relevant fiscal year.

2.	Reasons for the proposal

1.	Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

Mizuho Financial Group indirectly holds approximately 48% of Orico’s voting rights; therefore, Orico could become a consolidated subsidiary of Mizuho Financial Group regardless of its wishes due to actions such as Orico’s acquisition of its treasury stock.

In addition, given the fact that, for example, all nine presidents of Orico to the present have come from the Mizuho group since 1983, it may be assessed that Mizuho Financial Group controls Orico, which could result in the equity method being disallowed.

However, at present, the RWA reflect only a slight risk associated with the holding and trading of shares in Orico. If Orico, a non-bank financial institution, becomes a consolidated subsidiary of Mizuho Financial Group, the RWA would increase by an estimated JPY 3 trillion.

Since the Basel regulatory framework requires financial institutions to set aside capital to prepare for unexpected risks, the RWA, a cornerstone of the framework, should reflect the foreseeable risks associated with Orico’s consolidation and disclose information thereon.

Furthermore, this disclosure is expected to serve as an opportunity for Mizuho Financial Group to recognize these distortions and resolve the current distorted situation by either making Orico a wholly-owned subsidiary or selling all of its shares in Orico.